 Exhibit 99.1

Sibanye Stillwater Limited

Incorporated in the Republic of South Africa Registration number 2014/243852/06

Share codes: SSW (JSE) and SBSW (NYSE) ISIN – ZAE000259701

Issuer code: SSW

(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:

Constantia Office Park

Bridgeview House • Building 11 • Ground Floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park • 1709

Postal Address:

Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Results of the Sibanye-Stillwater 2025 Annual General Meeting

Johannesburg, 29 May 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's Annual General Meeting (AGM) held by way of utilising electronic communication and electronic platforms at 09:00 (CAT) this morning.

The number of shares voted in person or by proxy was 2,418,286,973, representing 85.43% of Sibanye-Stillwater’s 2,830,567,264 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those that abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted	% of Shares voted (2)	% of Shares abstained (2)
Ordinary Resolution 1 – Appointment of auditors and Individual Auditor	99,95%	0,05%	2,416,930,028	85,39%	0,05%
Ordinary Resolution 2 – Election of a director: RA Stewart	98,15%	1,85%	2,416,660,263	85,38%	0,06%
Ordinary Resolution 3 – Election of a director: TM Nombembe	99,76%	0,24%	2,416,558,459	85,37%	0,06%
Ordinary Resolution 4 – Election of a director: PJ Hancock	99,75%	0,25%	2,416,653,719	85,38%	0,06%
Ordinary Resolution 5 – Re-election of a director: KA Rayner	82,67%	17,33%	2,416,672,359	85,38%	0,06%
Ordinary Resolution 6 – Re-election of a director: NJ Froneman	96,99%	3,01%	2,416,785,483	85,38%	0,05%
Ordinary Resolution 7.1 – Election of Chair and a member of the Audit Committee: TM Nombembe	99,81%	0,19%	2,416,675,951	85,38%	0,06%
Ordinary Resolution 7.2 – Re-election of a member of the Audit Committee: SV Zilwa	99,74%	0,26%	2,416,707,647	85,38%	0,06%

Ordinary Resolution 7.3 – Election of a member of the Audit Committee: HJR Kenyon-Slaney	96,97%	3,03%	2,416,680,663	85,38%	0,06%
Ordinary Resolution 7.4 – Election of a member of the Audit Committee: PJ Hancock	99,79%	0,21%	2,416,697,935	85,38%	0,06%
Ordinary Resolution 8.1 – Election of chair and re-election of member of the SESC: EJ Dorward-King	98,34%	1,66%	2,416,670,727	85,38%	0,06%
Ordinary Resolution 8.2 – Election of a member of the SESC: HJR Kenyon-Slaney	96,95%	3,05%	2,416,657,771	85,38%	0,06%
Ordinary Resolution 8.3 – Re-election of a member of the SESC: TV Maphai	96,45%	3,55%	2,416,635,842	85,38%	0,06%
Ordinary Resolution 8.4 – Election of a member of the SESC: PFM Boisseau	98,40%	1,60%	2,416,624,247	85,38%	0,06%
Ordinary Resolution 8.5 – Election of a member of the SESC: TM Nombembe	99,77%	0,23%	2,416,613,103	85,38%	0,06%
Ordinary Resolution 8.6 – Re-election of a member of the SESC: JS Vilakazi	95,60%	4,40%	2,416,637,823	85,38%	0,06%
Ordinary Resolution 8.7 – Re-election of a member of the SESC: KA Rayner	87,33%	12,67%	2,416,641,419	85,38%	0,06%
Ordinary Resolution 8.8 – Re-election of a member of the SESC: TJ Cumming	95,53%	4,47%	2,416,639,171	85,38%	0,06%
Ordinary Resolution 8.9 – Re-election of a member of the SESC: RP Menell	96,03%	3,97%	2,416,655,379	85,38%	0,06%
Ordinary Resolution 9 – Approval for the issue of authorised but unissued ordinary shares	97,54%	2,46%	2,416,525,719	85,37%	0,06%
Ordinary Resolution 10 – Approval for the issuing of equity securities for cash	97,42%	2,58%	2,416,550,703	85,37%	0,06%
Ordinary Resolution 11 – Non-binding advisory vote on remuneration policy	97,70%	2,30%	2,416,067,606	85,36%	0,08%

Ordinary Resolution 12 – Non-binding advisory vote on Remuneration Implementation Report	75,53%	24,47%	2,416,260,530	85,36%	0,07%
Special Resolution 1 – Approval for the annual retainer fees of non-executive directors resident in Africa	97,81%	2,19%	2,416,518,355	85,37%	0,06%
Special Resolution 2 – Approval for the annual retainer fees of non-executive directors resident outside of Africa	80,51%	19,49%	2,416,522,147	85,37%	0,06%
Special Resolution 3 – Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	79,89%	20,11%	2,416,177,635	85,36%	0,07%
Special Resolution 4 – Acquisition of the Company’s own shares and American depository shares	81,95%	18,05%	2,416,889,102	85,39%	0,05%

Notes:

(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.

(2) The shares voted or abstained disclosed as a percentage in relation to the total issued share capital.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:

Email: ir@sibanyestillwater.com

James Wellsted

Executive Vice President: Investor Relations and Corporate Affairs

Tel: +27 (0) 83 453 4014

Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater

Facebook: https://www.facebook.com/SibanyeStillwater

YouTube: https://www.youtube.com/@sibanyestillwater/videos

X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater’s 2024 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites

References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.